Exhibit 11.1

COMPUTATION OF EARNINGS PER SHARE

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	YEAR ENDED JUNE 30,
	2009	2008
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	1,251	1,216
WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING	1,251	1,228
NET INCOME APPLICABLE TO COMMON STOCK	$1,872	$7,991
TOTAL INCOME PER COMMON SHARE:
Basic	$1.50	$6.57
Diluted	$1.50	$6.51